January 9, 2020

Anil Idnani
Chief Executive Officer
GD Entertainment & Technology, Inc.
1 Bridge Plaza, 2nd Floor
Fort Lee, NJ 07024

       Re: GD Entertainment & Technology, Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed January 7, 2020
           File No. 024-11115

Dear Mr. Idnani:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 9, 2019 letter.

Amendment No. 1 to Form 1-A filed January 7, 2020

Risk Factors, page 4

1. We note you have not revised your offering circular in response to comment 1. We reissue the comment. Please revise your risk factors to address significant risks associated with your bitcoin ATM hosting, CBD retail products, and luxury retail market businesses.
       Refer to Item 3 of Part II of Form 1-A.
Distribution, page 27

2. We note your response to comment 2 and your statement that you "will not be offering any online platform anymore." Please revise your disclosure throughout your offering circular to remove any references to an "online platform" (e.g., disclosure on page 28).
 Anil Idnani
GD Entertainment & Technology, Inc.
January 9, 2020
Page 2
Plan of Operation for the Next Twelve Months, page 29

3. We note your response to comment 5 that "[t]his has been done," but it does not appear that you have revised your disclosure. We re-issue the comment. Please revise your disclosure about your plan of operations to address your bitcoin ATM hosting, CBD retail products, and luxury retail market business lines, including the current state of development of each of your business lines. If you do not intend to conduct operations in the next twelve months in your TM hosting, CBD retail products, and luxury retail market business lines, please state as much. Refer to Item 9(c) of Part II of Form 1-A.
      Please contact Jacqueline Kaufman at 202-551-3797 or Mara Ransom at
202-551-
3264 with any questions.



FirstName LastNameAnil Idnani                                Sincerely,
Comapany NameGD Entertainment & Technology, Inc.
                                                             Division of
Corporation Finance
January 9, 2020 Page 2                                       Office of Trade &
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FirstName LastName